Exhibit 3.1

CERTIFICATE OF AMENDMENT

of the

CERTIFICATE OF INCORPORATION

of

REPRO MED SYSTEMS, INC.

Under Section 805 of the Business Corporation Law

FIRST: The current name of the corporation is Repro Med Systems, Inc.

SECOND: The date of filing of the certificate of incorporation with the Department of State is March 24, 1980.

THIRD: The amendment effected by this certificate of amendment is as follows: Paragraph FIRST of the Certificate of Incorporation relating to the name of the corporation is amended to read in its entirety as follows:

FIRST: The name of the Corporation is KORU Medical Systems, Inc.

FOURTH: The certificate of amendment was authorized by the vote of the Board of Directors followed by a vote of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders.

IN WITNESS WHEREOF, I have signed my name this 21st day of June, 2022.

/s/ Linda Tharby

President and Chief Executive Officer